Exhibit 99.3

(3)          These shares are owned of record by Overseas IV. Overseas IV disclaims beneficial ownership of all shares of the Issuer owned by AIF IV, except to the extent Overseas IV has a pecuniary interest in such securities, and this report shall not be deemed an admission that Overseas IV is the beneficial owner of, or has any pecuniary interest in, any such securities for the purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.